                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 2

                          THERMO BIOANALYSIS CORPORATION
                            (Name of Subject Company)

                            BIOANALYSIS ACQUISITION INC.
                                    (Offeror)

                         THERMO INSTRUMENT SYSTEMS INC.
                                    (Offeror)

                           THERMO ELECTRON CORPORATION
                                    (Offeror)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                 CUSIP 88355H 10 8
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                 with a copy to:

                              Neil H. Aronson, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                              One Financial Center
                           Boston, Massachusetts 02111
                                 (617) 542-6000

                            CALCULATION OF FILING FEE

Transaction Valuation(1): $107,139,284 Amount of Filing Fee(2): $21,428

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.

(2) The amount of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:              $21,428
           Form or Registration No.:            Schedule TO
           Filing Party:                        Thermo Instrument Systems Inc.
           Date Filed:                          March 17, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]        third-party tender offer subject to Rule 14d-1.

      [ ]        issuer tender offer subject to Rule 13e-4.

      [X]        going-private transaction subject to Rule 13e-3.

      [X]        amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


                          SCHEDULE 13D INFORMATION
-------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Thermo Electron Corporation
    IRS No. 04-2209186
-------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                              (b) [x]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*

    WC
-------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)                      [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
-------------------------------------------------------------------------------
NUMBER OF                                    7.  SOLE VOTING POWER
SHARES
BENEFICIALLY                                     20,520,811
OWNED BY                                  ------------------------------------
EACH
REPORTING                                    8.  SHARED VOTING POWER
PERSON WITH
                                                 0
                                          ------------------------------------
                                             9.  SOLE DISPOSITIVE POWER

                                                 20,520,811
                                          ------------------------------------
                                            10.  SHARED DISPOSITIVE POWER

                                                 0
-------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,520,811
-------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                  [ ]
-------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        99.3%
-------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 17, 2000, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on April 13, 2000 (as amended, the "Schedule TO") relating to the offer by BioAnalysis Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Thermo BioAnalysis Corporation, a Delaware corporation (the "Company"), at a purchase price of $28.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 17, 2000 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit 12(a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to the Schedule TO as
Exhibit 12(a)(2).




ITEM 11

        Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

     The Offer expired at 12:00 midnight, New York City time, on Thursday, April 13, 2000. Pursuant to the Offer, based upon a preliminary report from American Stock Transfer & Trust Company, the depositary for the Offer, the Purchaser accepted for payment 2,330,272 Shares (including Shares tendered pursuant to guaranteed delivery). Following the acceptance for payment of such Shares, Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"), and its subsidiaries, including Thermo Instrument, collectively own approximately 99.3% of the outstanding Shares.

     On April 14, 2000, Thermo Instrument issued a press release announcing the closing of the Offer and affirming its intention to cause the Purchaser to merge with and into the Company in a short-form merger. Thermo Instrument expects to complete this merger by Wednesday, April 19, 2000, or as soon thereafter as practicable. The full text of Thermo Instrument's April 14, 2000 press release is attached as Exhibit 12(a)(13) hereto and incorporated herein by reference.



ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended by adding the following:

     Exhibit 12(a)(12) Press Release issued by Thermo Electron on April 13,
     2000.

     Exhibit 12(a)(13) Press Release issued by Thermo Instrument on April 14, 2000.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          BIOANALYSIS ACQUISITION INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President

                                          THERMO INSTRUMENT SYSTEMS INC.

                                          BY: /s/ Earl R. Lewis
                                          --------------------------------------
                                               Name:    Earl R. Lewis
                                               Title: President and Chief
                                                      Executive Officer

                                          THERMO ELECTRON CORPORATION

                                          BY: /s/ Theo Melas-Kyriazi
                                          --------------------------------------
                                               Name:    Theo Melas-Kyriazi
                                               Title: Vice President and Chief
                                                         Financial Officer

Date: April 14, 2000

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

12(a)(1)*          Offer to Purchase dated March 17, 2000

12(a)(2)*          Letter of Transmittal

12(a)(3)*          Notice of Guaranteed Delivery

12(a)(4)*          Letter from the Dealer Managers to Brokers,
                   Dealers, Commercial Banks, Trust Companies and
                   Nominees

12(a)(5)*          Letter to Clients for use by Brokers, Dealers,
                   Commercial Banks, Trust Companies and Nominees

12(a)(6)*          Summary Advertisement as published on March 17, 2000

12(a)(7)*          Guidelines for Certification of Taxpayer
                   Identification Number on Substitute Form W-9

12(a)(8)           Press Release issued by Thermo Instrument on January 31,
                   2000 (incorporated herein by reference to
                   Exhibit 99 to the Current Report on Form 8-K of
                   Thermo Instrument filed with the Commission on February 1,
                   2000)

12(a)(9)           Press Release issued by Thermo Electron on January
                   31, 2000 (incorporated herein by reference to Exhibit 99 to the Current Report on Form 8-K of
                   Thermo Electron filed with the Commission on February 1, 2000)

12(a)(10)*         Press Release issued by Thermo Electron on March 6, 2000

12(a)(11)*         Press Release issued by Thermo Instrument on March 17, 2000

12(a)(12)          Press Release issued by Thermo Electron on April 13, 2000

12(a)(13)          Press Release issued by Thermo Instrument on April 14, 2000

12(b)*             Loan Agreement dated as of March 1, 2000 between
                   Thermo Electron and Thermo Instrument

12(c)*             Opinion of J.P. Morgan Securities Inc. and The
                   Beacon Group Capital Services, LLC dated January
                   29, 2000

12(d)              Not applicable

12(e)              Not applicable

12(f)              Summary of Appraisal Rights (Included in Exhibit
                   12(a)(1) in the section captioned "The Merger;
                   Appraisal Rights" and Schedule III to Exhibit 12(a)(1)
                   ("Section 262 Of The Delaware General Corporation
                   Law"))

12(g)*             Slide Presentation of Thermo Electron to Financial
                   Analysts




                *  Previously filed